Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Number 333-180342

Final Term Sheet

1.700% Fixed Rate Notes due 2016

Issuer:	Ford Motor Credit Company LLC

Size:	$1,000,000,000

Maturity:	May 9, 2016

Trade Date:	May 6, 2013

Coupon:	1.700%

Benchmark Treasury:	0.250% due April 15th, 2016

Benchmark Treasury Yield and Price:	0.333%; 99-24.25

Yield to Maturity:	1.733%

Spread to Benchmark Treasury:	+140 basis points

Settlement Date:	May 9, 2013 (T+3)

Price to Public:	99.904% of principal amount

Proceeds (Before Expenses) to Issuer:	$996,540,000 (99.654%)

Interest Payment Dates:	Semi-annually on each May 9th and November 9th, beginning November 9th, 2013.

Joint Book-Running Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co.

Co-Managers:	Banco Bradesco BBI S.A. Commerz Bank LLC Lloyds Securities Inc.

CUSIP/ISIN:	345397 WJ8 / US345397WJ86

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling BNP Paribas Securities Corp., toll free at 1-800-854-5674; Credit Agricole Securities (USA) Inc., toll free at 1-866-807-6030; Credit Suisse Securities (USA) LLC, toll free at 1-800-221-1037; and Goldman, Sachs & Co., toll-free at 1-866-471-2526.